

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 2, 2009

Mr. Michael Windisch
Chief Financial Officer
NGAS Resources, Inc.
120 Prosperity Place, Suite 201
Lexington, KY 40509-1844

> **Re:** **NGAS Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 4, 2009**
> **Schedule 14A**
> **Filed April 29, 2009**
> **File No. 0-12185**
> **Response Letter Dated September 16, 2009**

Dear Mr. Windisch:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

General

1. We have consulted with our Division's Office of Chief Accountant regarding your accounting for interests in limited partnerships and beneficial conversion features and believe that you will need to amend your Form 10-K for the fiscal

year ended December 31, 2008 and the subsequent interim reports on Form 10-Q to restate your financial statements as described in the following comments 2 and 3.

Please provide error correction disclosures in a note to your financial statements, reconciling the as previously reported to the restated amounts, and consistent with the guidance in paragraph 26 of SFAS 154. Any columns or rows including restated amounts should be labeled as such. Please also include a brief explanatory note at the forepart of the filing, identifying the reasons for the amendment and directing readers to those sections of the document where further details are provided. Please ensure that your auditors are aware of the guidance in AU §420.12, pertaining to circumstances under which explanatory language will need to be added to the audit opinion.

Please contact us by telephone if you require further clarification or guidance.

Note 1 – Summary of Significant Accounting Policies, page F-8

(b) Basis of Consolidation, page F-8

2.   We note your response to prior comment 3, explaining that you have substantive control of all activities associated with the drilling programs, at both the investment partnership and operating partnership levels, also providing details about your drilling program limited partnerships (LPs) which demonstrate that unit holders have no substantive kick out rights and no rights to participate in investment partnership management, although concluding that as a result of these provisions you believe proportionate consolidation of these LPs is appropriate and that full consolidation is not required under EITF 04-5.

We do not follow the logic expressed in your reply as the guidance in EITF 04-5 requires full consolidation when limited partners have no substantive kick out rights and no substantive participating rights, which you have asserted to be the case. Therefore, you have not overcome the presumption that you control the LPs and accordingly we expect you will need to fully consolidate these LPs pursuant to the guidance in EITF 04-5.

Note 8 – Long Term Debt, page F-12

3.   We note your response to prior comment 4, indicating that you accrete the beneficial conversion feature (BCF) recognized when you originally issued the 6% convertible notes on December 14, 2005 on a straight line basis from the issuance date to the stated redemption date, and record the accretion as a debit to contributed surplus. We believe that you need to record the BCF accretion as a

debit to interest expense rather than to equity using the effective yield method to comply with paragraph 9 of EITF 98-5.

We further note your response indicating that you did not record a BCF when your note conversion price was changed from $14.34 to $12.94 in conjunction with your issuance of 4.2 million common shares in November 2007, reasoning that if you were to follow the guidance in paragraph 23 of EITF 00-27 this would result in a $3.6 million BCF which would be recorded as a reduction in the carrying amount of the notes. You express concern with this prospect due to the low probability of a conversion event.

While we understand that the magnitude of the adjustment to the conversion price may not be sufficient to result in conversion, we believe that you should nonetheless follow generally accepted accounting principles that have been established and which govern the accounting for such modifications.

Please revise your accounting to reflect recognition of the BCF and the accretion to interest expense in accordance with paragraphs 23 to 25 of EITF 00-27 for applicable financial statement periods presented. Disclose the amount of the BCF offset, how the amount is determined, and the period over which the accretion to interest expense occurs, namely from the date of the conversion price adjustment to the stated redemption date.

Engineering Comments

Supplementary Oil and Gas Reserve Information, page F-19

4.	We have reviewed your response to prior comment 20 concerning various revisions to your oil and gas reserves. You refer to your response to prior comment 18 for information about the extent of revisions due to price changes and due to performance changes for each period. However, in your response to prior comment 18, you only specify the revisions due to price changes associated with undeveloped reserves for 2008, with no acknowledgement of any changes to developed reserves due to either price changes or performance changes. For 2007 you indicate there was a 27% reduction in Leatherwood due to performance changes but these were offset by positive revisions due to commodity prices but you did not say how much positive revisions this included. For 2006 you do not elaborate on the quantity of revisions due to price changes or performance changes. We re-issue prior comment 20.

Schedule 14A filed April 29, 2009

General

5.   Regarding the comments that follow for the Schedule 14A filed April 29, 2009, please confirm in writing that you will comply with comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 7

6.   We note your response to our prior comments 8 and 9. Please discuss the purpose of the peer group comparison. In particular, disclose whether the comparison in the past has resulted or in the future could result in a change to the amount paid to a particular named executive officer if it revealed a disparity between your compensation committee's determination and the peer group mid range. If a disparity could result in an adjustment, please revise your disclosure to indicate that the company uses the peer group comparison as a means to benchmark.

Certain Relationships and Related Transactions, page 17

7.   We note your response to our prior comment 14. Confirm that since 2002 there have been neither any changes to the terms nor any additional advances, if true. Also be sure to disclose all the information identified in the second and third bullet points of prior comment 14.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Lily Dang at (202) 551-3867, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Douglas Brown at

(202) 551-3265, or Timothy Levenberg, Special Counsel, at (202) 551-3707 with legal or any other questions.

Sincerely,

H. Roger Schwall
Assistant Director